United States securities and exchange commission logo





                               February 7, 2024

       Richard Hardiman
       Chief Executive Officer
       RanMarine Technology B.V.
       Galile  straat 15, 3029AL
       Rotterdam, The Netherlands

                                                        Re: RanMarine
Technology B.V.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed January 25,
2024
                                                            File No. 333-273199

       Dear Richard Hardiman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

       Form F-1/A filed January 25, 2024

       Exhibit Index, page II-3

   1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve
months old. Alternatively, to the extent you meet the 15-month criteria outlined in
Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the
registration statement.
       Exhibits

   2.                                                   We note that Exhibit
3.1 still states "[f]or discussion purposes only - subject to partner review" and contains
bracketed language. Please file the final version.
 Richard Hardiman
FirstName
RanMarineLastNameRichard
           Technology B.V. Hardiman
Comapany7,NameRanMarine
February   2024           Technology B.V.
February
Page 2 7, 2024 Page 2
FirstName LastName
General

3. We note your updated risk factor disclosure on page 32 regarding the exclusive forum provision in the warrant agent agreement. We also note that Exhibits
4.3 and 4.4, not
         Exhibit 4.2, contain an exclusive forum provision stating "this exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal courts have exclusive jurisdiction or any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents." Please revise or clarify.
       Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing